SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

SPHERIX INCORPORATED

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

 (Title of Class of Securities)

84842R304

 (CUSIP Number)

November 7, 2012

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 84842R304

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Four Kids Investment Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 46,957 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER 46,957 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,957 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.79% (2)
12	TYPE OF REPORTING PERSON* OO

(1)
Excludes warrants to purchase 46,957 share of common stock of Spherix Incorporated (the “Company”) at an exercise price of $6.53, which will not be effective until approval by the shareholders of the Company.

(2)	Based on 691,463 shares outstanding as of November 7, 2012.

Item 1(a).           Name of Issuer:

Spherix Incorporated

Item 1(b).           Address of Issuer's Principal Executive Offices:

6430 Rockledge Drive, Suite 503, Bethesda, MD 20817

Item 2(a).           Name of Person Filing.

The statement is filed on behalf of Four Kids Investment Funds, LLC (the “Reporting Person”).

Item 2(b).           Address of Principal Business Office or, if None, Residence.

17582 Bocaire Way, Boca Raton, FL 33487

Item 2(c).           Citizenship.

Florida

Item 2(d).           Title of Class of Securities.

Common Stock, par value $0.01.

Item 2(e).           CUSIP Number.

84842R304

Item 3.	Type of Person

Not applicable.

Item 4.                Ownership.

(a) Amount beneficially owned: 46,957 (1).

(b) Percent of class: 6.79% (2).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 46,957 (1).

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 46,957 (1).

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.                Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

(1)
Excludes warrants to purchase 46,957 share of common stock of Spherix Incorporated (the “Company”) at an exercise price of $6.53, which will not be effective until approval by the shareholders of the Company.

(2)	Based on 691,463 shares outstanding as of November 7, 2012.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                Identification and Classification of Members of the Group.

Not applicable.

Item 9.                Notice of Dissolution of Group.

Not applicable.

Item 10.              Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Four Kids Investment Funds, LLC

Date: December 6, 2012	By:	/s/Alan Honig
Alan Honig
Managing Member